Exhibit 99.1

Canaan Inc. Acquires Cipher Mining’s Interest in Multiple Operational Mining Projects Totaling ~4.4 EH/s in West Texas

Acquires 49% equity interest in Alborz LLC, Bear LLC, and Chief Mountain LLC

Adds Cipher Mining as significant shareholder through non-cash transaction

Includes acquisition of 6,840 Avalon® A15Pro mining rigs

SINGAPORE, February 23, 2026 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today announced that it has acquired Cipher Mining Technologies Inc.’s (NASDAQ: CIFR) (“Cipher”) 49% equity interest in the joint venture comprising Alborz LLC, Bear LLC, and Chief Mountain LLC (collectively, the “ABC Projects”). Following the acquisition, the Company now owns a 49% stake in the ABC Projects, while WindHQ LLC (“WindHQ”) maintains its 51% stake in the ABC Projects. The sites currently operate a total of 120 MW of power capacity and support ~4.4 EH/s of total operating hashrate. Fleet efficiency currently stands at ~25.7 J/TH with the potential for hardware and infrastructure upgrades. As part of the transaction, the Company also purchased an additional 6,840 Canaan Avalon A15Pro-AVG-221T mining rigs from Cipher. The mining rigs were originally purchased from Canaan in July 2025 and energized at Cipher’s Black Pearl site, which is being converted into an AI-HPC data center.

The total consideration for the transaction is approximately US$39.75 million. To preserve the Company’s financial flexibility, the transaction was funded through the issuance of 806,439,900 Canaan Inc. Class A ordinary shares to Cipher, equivalent to 53,762,660 American Depositary Shares (“ADS”), priced at US$0.7394 per ADS and subject to a lock-up period of six months.

Strategic Highlights:

•	Large-Scale, Low-Cost & Fully Operational Power Assets: The acquisition provides Canaan with a 49% stake in the joint venture and direct access to a total of 120 MW of fully operational power assets in West Texas with highly competitive average rates of sub-3 cents/kWh, leveraging the most competitive long-term power rates on the Texas grid for Bear and Chief, and off-grid wind power integration at Alboz.

•	Operational Synergy: By partnering with WindHQ, an existing customer of Canaan with significant experience in wind energy, power infrastructure and data center businesses, the Company integrates directly into a sophisticated, localized operational power framework. This alliance bolsters Canaan’s proven expertise within the Electrical Reliability Council of Texas (“ERCOT”) market, ensuring efficient and reliable execution.

•	Grid Stabilization & Flexibility: The ABC Projects are proficient in demand response and energy arbitrage within the ERCOT grid, aligning with Canaan's initiative to stabilize power grids amid rising data center demand.

“This acquisition represents a disciplined expansion of our North American digital asset footprint and a decisive step in executing Canaan’s broader energy strategy. By increasing our exposure to high-quality, low-cost operational power assets in Texas, we are aligning our proprietary technology with critical infrastructure to drive long-term efficiency and scale,” said Nangeng Zhang, chairman and chief executive officer of Canaan. “We are also honored to welcome Cipher as a significant shareholder. This deepened relationship not only reflects our shared commitment to robust corporate governance but also allows us to support Cipher’s impressive evolution into a key player in the AI and HPC sectors.”

“We are proud of the role we played in developing the ABC Projects and bringing them to their current operational stage. Given that history, it was important for us to transition the assets to an industry leader capable of advancing the long-term vision we established for these sites. We believe Canaan’s vertical integration, technology leadership, and expanding energy platform make them the right steward for the next phase of growth,” said Tyler Page, CEO of Cipher. “We were willing to take a meaningful equity position because we see significant opportunity ahead for Canaan. Having worked alongside the Canaan team for years, we have strong conviction in their ability to execute, scale the platform, and drive sustained growth and improved valuation over time.”

Zhang continued, “ABC Projects feature industry-leading power pricing and offer a strong foundation for growth. In this pivotal year, we believe that Canaan is well positioned to capitalize on our strengths in technology and our expanding energy initiatives.”

The Company’s recently announced energy strategy marks a transition from an opportunistic, asset-light power approach to a systematic upstream development model centered on direct U.S. power applications, with the goal of building a robust project pipeline capable of securing substantial load by the end of 2026, potentially at gigawatt scale. This strategy integrates bitcoin mining with AI-HPC colocation to enhance return on invested capital, deliver flexible, dispatchable grid load, and deepen long-term relationships with power partners. Throughout 2026, the Company will prioritize disciplined execution by advancing a portfolio of high-quality, financeable infrastructure projects, emphasizing partnership-driven expansion and project-level financing structures, positioning the platform for scalable and capital-efficient growth.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology under the brand name Avalon and, today, the Company’s machines have the second largest share of the global bitcoin mining market. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, the ability of the Company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Canaan Inc.
Xi Zhang
IR@canaan-creative.com

Christensen Advisory
Christian Arnell
canaan@christensencomms.com

Public Relations Contact

BlocksBridge Consulting

Jesse Colzani

canaan@blocksbridge.com